UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Peter Greenleaf

Chief Executive Officer, Chairman of the Board of Directors

Sucampo Pharmaceuticals, Inc.

805 King Farm Boulevard, Suite 550

Rockville, Maryland 20850

(301) 961-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Christian E. Plaza, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), with the Securities and Exchange Commission on January 16, 2018, relating to the offer by Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”), and Sun Acquisition Co., a Delaware corporation (“Sun Acquisition”) and a wholly owned indirect subsidiary of Mallinckrodt, to acquire all of the outstanding shares of Sucampo’s Class A common stock, $0.01 par value per share (the “Shares”), for a purchase price of $18.00 per Share to be paid to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 2018, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time (the “Transaction”).

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and restated by deleting the paragraph under the heading “Legal Proceedings” on page 37 of the Schedule 14D-9 and replacing it with the following paragraph:

On January 18, 2018, Ositanachi Otugo, a purported stockholder of Sucampo, filed a putative class-action lawsuit against Sucampo and each member of our board of directors in the United States District Court for the District of Maryland (captioned Otugo v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00173-PX). The complaint generally alleges that (a) Sucampo and our board of directors violated Section 14(e) of the Exchange Act by allegedly making untrue statements of material fact or allegedly omitting material facts in the Schedule 14D-9, (b) Sucampo and our board of directors violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder by filing the Schedule 14D-9, which allegedly contained untrue statements of material facts or allegedly failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, and (c) the members of our board of directors, as control persons of Sucampo, violated Section 20(a) of the Exchange Act in connection with the filing of an allegedly materially deficient Solicitation/Recommendation Statement on Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees.

On January 22, 2018, Linda Gregg, a purported stockholder of Sucampo, filed a lawsuit against Sucampo, each member of our board of directors and, for the purpose of obtaining the relief sought by the plaintiff in such lawsuit, Sun Acquisition in the United States District Court for the District of Maryland (captioned Gregg v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00190-PJM). The complaint generally alleges that (a) Sucampo, our board of directors and Sun Acquisition violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder by filing the Schedule 14D-9, which allegedly contained untrue statements of material facts or allegedly failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading and (b) the members of our board of directors, as control persons of Sucampo, violated Section 20(a) of the Exchange Act in connection with the filing of an allegedly materially deficient Solicitation/Recommendation Statement on Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. In the event that the Transaction is consummated, plaintiffs seek a rescission thereof or an award of rescissory damages.

On January 22, 2018, Kyungae Shepherd, a purported stockholder of Sucampo, filed a putative class-action lawsuit against Sucampo and each member of our board of directors in the United States District Court for the District of Maryland (captioned Shepherd v. Sucampo Pharmaceuticals, Inc. et al., Case No. 8:18-cv-00191-PJM). The complaint generally alleges that (a) our board of directors allegedly breached their fiduciary duties in connection with the Transaction, (b) Sucampo and our board of directors violated Section 14(e) of the Exchange Act by allegedly making untrue statements of material fact or allegedly omitting material facts in the Schedule 14D-9, (c) Sucampo and our board of directors violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder by filing the Schedule 14D-9, which allegedly contained untrue statements of material facts or allegedly failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading and (d) the members of our board of directors, as control persons of Sucampo, violated Section 20(a) of the Exchange Act in connection with the filing of an allegedly materially deficient Solicitation/Recommendation Statement on Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. In the event that the Transaction is consummated, plaintiffs seek a rescission thereof or an award of rescissory damages.

On January 23, 2018, Adam Franchi, a purported stockholder of Sucampo, filed a putative class-action lawsuit against Sucampo, each member of our board of directors, Mallinckrodt and Sun Acquisition in the United States District Court for the District of Maryland (captioned Franchi v. Sucampo Pharmaceuticals, Inc. et al., Case 8:18-cv-00204-GJH). The complaint generally alleges that (a) Sucampo and our board of directors violated Section 14(e) of the Exchange Act by allegedly making untrue statements of material fact or allegedly omitting material facts in the Schedule 14D-9, (b) Sucampo and our board of directors violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder by filing the Schedule 14D-9, which allegedly contained untrue statements of material facts or allegedly failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading and (c) the members of our board of directors, Mallinckrodt and Sun Acquisition, as control persons of Sucampo, violated Section 20(a) of the Exchange Act in connection with the filing of an allegedly materially deficient Solicitation/Recommendation Statement on Schedule 14D-9. The plaintiff seeks, among other things, an injunction against the consummation of the Transaction and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. In the event that the Transaction is consummated, plaintiffs seek a rescission thereof or an award of rescissory damages.

We believe that the above described claims are without merit. We cannot predict the outcome of, or estimate the possible loss or range of loss from, these matters. It is possible that additional, similar complaints may be filed or the complaints described above will be amended. If this occurs, we do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains allegations that are substantially distinct from those made in the pending actions described above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

By:	/s/ Peter Greenleaf
Name:	Peter Greenleaf
Title:	Chief Executive Officer, Chairman of the Board of Directors

Dated: January 25, 2018